Exhibit (a)(5)(iv)

THE HACKETT GROUP, INC.

1001 Brickell Bay Drive, Suite 3000

Miami, Florida 33131

September 27, 2013

Dear Stockholder:

You are receiving these materials because, on September, 27, 2013, The Hackett Group, Inc. (the “Company,” “we,” “us” or “our”) announced in the enclosed press release that we amended our previously announced modified “Dutch auction” tender offer (as amended, the “Offer”) to (1) increase the price range at which we will purchase shares of our common stock, $0.001 par value per share (the “Shares”), to a range of not greater than $7.00 nor less than $6.50 per share and (2) decrease the dollar amount being sought in the Offer to $25 million in value of Shares. Previously, the Company had offered to purchase up to $35.75 million in value of Shares at a purchase price not greater than $6.50 nor less than $5.75 per share. On September 26, 2013, the last full trading day preceding this announcement, the last reported sale price of the Shares on the NASDAQ Global Market, was $6.86.

The Offer, which was previously scheduled to expire at 5:00 p.m., New York City time, on September 26, 2013, will be extended until 5:00 p.m., New York City time, on Tuesday, October 15, 2013. Except as provided for in the enclosed press release, all other terms and conditions of the Offer remain unchanged.

Stockholders who have questions may call Georgeson, Inc. the information agent for the Offer (the “Information Agent”), at (866) 628-6023 (toll free).

THE AMENDED OFFER

We are offering to purchase up to $25 million in value of Shares in the Offer. Upon the terms and subject to the conditions of the Offer, we will determine a single per Share price that we will pay for Shares properly tendered, not properly withdrawn from and accepted pursuant to the Offer, taking into account the total number of Shares tendered and the prices specified by tendering stockholders. We will select the lowest single purchase price, not greater than $7.00 nor less than $6.50 per Share, that will allow us to purchase $25 million in value of Shares, or a lower amount depending on the number of Shares properly tendered, not properly withdrawn from and accepted pursuant to the Offer (such purchase price, the “Final Purchase Price”). If, based on the Final Purchase Price, Shares having an aggregate value of less than $25 million are properly tendered, not properly withdrawn from and accepted pursuant to the Offer, we will buy all Shares properly tendered and not properly withdrawn from the Offer. All Shares acquired in the Offer will be acquired at the Final Purchase Price, including those Shares tendered at a price lower than the Final Purchase Price. Only Shares properly tendered at prices at or below the Final Purchase Price, and not properly withdrawn, will be purchased. We may not purchase all of the Shares tendered at or below the Final Purchase Price if, based on the Final Purchase Price, Shares having an aggregate value in excess of $25 million are properly tendered, not properly withdrawn from and accepted pursuant to the Offer, because of the proration and conditional tender provisions described in the Offer to Purchase. Shares not purchased in the Offer will be returned to the tendering stockholders promptly after the Expiration Date.

At the maximum Final Purchase Price of $7.00 per Share, we would purchase 3,571,429 Shares if the Offer is fully subscribed, which would represent approximately 11.3% of our outstanding Shares as of August 15, 2013. At the minimum Final Purchase Price of $6.50 per Share, we would purchase 3,846,154 Shares if the Offer is fully subscribed, which would represent approximately 12.2% of our outstanding Shares as of August 15, 2013.

THE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON TUESDAY, OCTOBER 15, 2013, UNLESS FURTHER EXTENDED.

What Stockholders Need to Do Now

Enclosed is an Amended Letter of Transmittal and an Amended Notice of Guaranteed Delivery. Stockholders who have already tendered Shares and indicated that they would accept the Final Purchase Price determined by us under the Offer (referred to as “Purchase Price Tenders”), and who do not wish to change that direction, do not need to take any further action. All previous tenders by stockholders who did not indicate that they would be willing to sell Shares at the Final Purchase Price determined by us under the Offer have been invalidated. Therefore, such stockholders, and any other stockholders who wish to tender their shares in the Offer, must deliver an Amended Letter of Transmittal to Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”).

Tenders of Shares must be made on or prior to the expiration of the Offer and may be withdrawn at any time on or prior to 5:00 p.m., New York City Time, on October 15, 2013, the expiration of the Offer, unless further extended.

While our Board of Directors has authorized us to make the amended Offer, neither we nor any member of our Board of Directors, the Information Agent or the Depositary, makes any recommendation to you as to whether you should tender or refrain from tendering your Shares or as to the purchase price or purchase prices at which you may choose to tender your Shares. You must make your own decision as to whether to tender your Shares and, if so, how many Shares to tender and the purchase price or purchase prices at which you will tender them. In doing so, you should read carefully the information in the Offer to Purchase, as amended, and in the Amended Letter of Transmittal. You should discuss whether to tender your Shares with your broker or other financial or tax advisors.

Certain of our directors and executive officers have advised us that, although no final decision has been made, they may tender Shares in the Offer. See the Offer to Purchase for more information.

If you have any questions regarding the Offer or need assistance in tendering your shares, you may contact the Information Agent for the Offer at (866) 628-6023 (toll free). Requests for copies of the Offer to Purchase, or additional copies of the Amended Letter of Transmittal or the Amended Notice of Guaranteed Delivery may also be directed to the Information Agent.

Sincerely,

Ted A. Fernandez

Chairman and Chief Executive Officer

Enclosures